Exhibit 99.1

Condensed Interim Consolidated Financial Statements of

Western Wind Energy Corp.

March 31, 2012

(Unaudited)

Western Wind Energy Corp.
March 31, 2012

Table of Contents

Condensed interim consolidated balance sheets	1

Condensed interim consolidated statements of operations and comprehensive loss	2

Condensed interim consolidated statements of cash flows	3

Condensed interim consolidated statements of shareholders’ equity and comprehensive loss and warrants	4

Notes to the condensed interim consolidated financial statements	5-18

Western Wind Energy Corp.
Condensed interim consolidated balance sheets
As at March 31, 2012 and December 31, 2011
(Expressed in U.S. dollars)
(Unaudited)
	March 31,	December 31,
	2012	2011
	$	$

Assets
Current assets
Cash	272,725	429,583
Restricted cash (Note 3)	11,678,756	21,152,225
Accounts receivable	2,262,265	549,558
Refundable tax credits	55,327	107,199
Prepaid expenses (Note 4)	4,086,150	4,388,572
Deposits (Note 5)	1,338,115	89,587
	19,693,338	26,716,724

Restricted cash (Note 3)	22,411,983	25,863,450
Prepaid expenses (Note 4)	2,200,000	2,860,000
Deposits (Note 5)	642,623	745,817
Inventory	1,929,346	691,655
Deferred charges (Note 6)	136,822	884,586
Power project development and construction costs (Note 7)	18,542,799	275,102,027
Property and equipment (Note 8)	313,258,585	47,428,356
Intangible assets (Note 9)	1,006,841	350,317
Goodwill (Note 9)	3,694,998	3,694,998
Deferred income tax assets	11,704,190	11,586,789
	395,221,525	395,924,719

Liabilities
Current liabilities
Accounts payable	13,756,820	17,255,192
Accrued liabilities (Note 10)	3,000,090	6,906,900
Accrued interest liabilities (Note 11)	1,657,825	1,408,935
Deferred income (Note 16)	993,822	466,219
Loans payable (Note 12)	109,313,535	103,160,985
	128,722,092	129,198,231

Deferred income (Note 16)	8,616,112	8,732,667
Loans payable (Note 12)	212,661,849	214,788,140
Interest rate swap contracts (Note 13)	1,617,942	2,046,708
Asset retirement obligations	1,389,096	1,366,703
Warrants (Note 14)	5,454,876	5,664,412
	358,461,967	361,796,861

Shareholder's Equity
Share capital (Note 15)	61,387,524	58,265,706
Additional paid in capital	11,449,665	11,621,019
	72,837,189	69,886,725

Accumulated other comprehensive loss	(2,266,871)	(2,595,237)
Accumulated deficit	(33,810,760)	(33,163,630)
	(36,077,631)	(35,758,867)
	36,759,558	34,127,858
	395,221,525	395,924,719

Commitments (Note 18)
Subsequent events (Note 22)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the condensed interim consolidated financial statements.	Page 1

Western Wind Energy Corp.
Condensed interim consolidated statements of operations and comprehensive loss
Three months ended March 31, 2012 and 2011
(Expressed in U.S. dollars, except share amounts)
(Unaudited)
	2012	2011
	$	$

Revenues
Operating	4,883,077	511,350

Expenses
Operating	1,290,181	370,592
General and administration (i)	1,185,645	954,868
Project development (i)	517,082	486,571
Depreciation and amortization	1,292,296	235,402
Interest expense	1,798,381	106,088
Foreign exchange (gain) loss	290	(357)
	6,083,875	2,153,164

Other Expenses (Income)
Other income	(231,740)	-
Interest income	(4,414)	(4,711)
Mark-to-market (gain) loss on Canadian dollar denominated warrants	(170,323)	(834,472)
	(406,477)	(839,183)

Loss before income taxes	(794,321)	(802,631)
Current income tax expense	(37)	-
Deferred income tax recovery	147,228	404,533
Net Loss	(647,130)	(398,098)

Other items of comprehensive (income) loss:
Currency translation adjustment of foreign operations	88,626	208,539
Change in fair value of interest rate swaps	(416,992)	(57,396)
Comprehensive Loss	(318,764)	(549,241)

Loss per share (Note 15)
Basic	(0.01)	(0.01)
Diluted	(0.01)	(0.01)

Weighted average number of common shares outstanding
Basic	62,067,244	51,664,697
Diluted	62,067,244	51,664,697

(i)	Included in general and administration and project development costs are amounts related to stock -based compensation totaling $423,464 (2011 - $404,190) for the three months ended March 31, 2012.

See accompanying notes to the condensed interim consolidated financial statements.	Page 2

Western Wind Energy Corp.
Condensed interim consolidated statements of cash flows
Three months ended March 31, 2012 and 2011
(Expressed in U.S. dollars)
(Unaudited)
	2012	2011
	$	$

Operating Activities
Net (loss) income	(647,130)	(398,098)
Items not involving cash
Depreciation and amortization	1,292,296	235,402
Asset retirement obligation accretion	22,392	1,702
Swap ineffectiveness - Interest and finance costs on loans	(11,774)	-
Stock-based compensation expense	423,464	404,190
Deferred income taxes	(147,228)	(404,533)
Other income	(116,555)	-
Mark-to-market gain on Canadian dollar warrants	(170,323)	(834,472)
	645,142	(995,809)
Change in working capital
Restricted cash	(585,787)	-
Accounts receivable	(1,713,598)	(67,782)
Refundable tax credits	50,416	27,944
Prepaid expenses	729,759	115,428
Accounts payable	42,000	233,738
Accrued liabilities	121,150	-
Accrued interest liabilities	542,274	1,198,183
Deferred income	527,603	-
	358,959	511,702

Investing Activities
Deposits	(1,242,354)	(1,640,850)
Restricted cash	13,508,797	6,858,828
Power project development and construction costs	(18,931,904)	(10,503,909)
Property and equipment	(11,052)	(64,235)
	(6,676,513)	(5,350,166)

Financing Activities
Shares and warrants issued for cash, net of issuance costs	2,960,811	1,682,284
Subscription receivable	67,063	-
Loan drawdowns	3,702,512	3,175,814
Loan repayments	(567,620)	-
	6,162,766	4,858,098

Effect of exchange rate changes	(2,070)	17,085

Net decrease in cash	(156,858)	36,719
Cash position, beginning of the period	429,583	1,119,366
Cash position, end of the period	272,725	1,156,085

Supplemental cash flow information
Interest paid in cash	268,058	1,853
Interest income received	4,414	2,782

See accompanying notes to the condensed interim consolidated financial statements.	Page 3

Western Wind Energy Corp.
Condensed interim consolidated statements of shareholders' equity, comprehensive loss and warrants
Three months ended March 31, 2012 and year ended December 31, 2011
(Expressed in U.S. dollars)
(Unaudited)
				Accumulated
				other			Total
	Common shares		Additional	comprehensive	Accumulated	Comprehensive	shareholders'	Warrants
	Number	Amount	paid in capital	loss	Deficit	loss	equity	Number	Amount
		$	$	$	$		$		$

Balance at December 31, 2010	55,261,986	47,957,243	11,000,751	(1,011,374)	(28,248,152)	-	29,698,468	8,094,887	6,424,087
Net loss for the period	-	-	-	-	(4,915,478)	(4,915,478)	(4,915,478)	-	-
Change in fair value of interest rate swap	-	-	-	(1,558,793)	-	(1,558,793)	(1,558,793)	-	-
Currency translation adjustment	-	-	-	(25,070)	-	(25,070)	(25,070)	-	-
Mark to market gain on Canadian dollar warrants	-	-	-	-	-	-	-	-	544,153
Comprehensive loss						(6,499,341)

Cash transactions
Subscription receivable	-	-	590,087	-	-	-	590,087	-	-
Exercise of warrants at $0.65 per share	291,099	424,826	-	-	-	-	424,826	(291,099)	(235,612)
Exercise of warrants at $1.00 per share	2,051,267	3,229,046	-	-	-	-	3,229,046	(2,051,267)	(1,105,222)
Exercise of warrant at $1.15 per share	227,251	401,831	-	-	-	-	401,831	(227,251)	(139,311)
Exercise of warrants at $1.25 per share	419,534	875,072		-	-	-	875,072	(419,534)	(137,002)
Exercise of warrants at $1.50 per share	514,400	1,048,173	-	-	-	-	1,048,173	(514,400)	(276,573)
Exercise of warrants at $1.82 per share	69,287	150,388		-	-	-	150,388	(69,287)	(1,465)
Exercise of options at $1.09 per share	684,949	1,430,676	(668,328)	-	-	-	762,348	-	-
Exercise of options at $1.11 per share	27,000	49,880	(20,707)	-	-	-	29,173	-	-
Exercise of options at $1.23 per share	300,000	641,831	(260,473)	-	-	-	381,358	-	-
Exercise of options at $1.32 per share	365,151	950,746	(455,169)	-	-	-	495,577	-	-
Exercise of options at $1.34 per share	391,023	799,966	(267,248)	-	-	-	532,718	-	-
Exercise of options at $1.54 per share	100,000	306,028	(148,338)	-	-	-	157,690	-	-
	5,440,961	10,308,463	(1,230,176)	(1,583,863)	(4,915,478)	-	9,078,287	(3,572,838)	(1,895,185)
Non-cash transactions
Warrants issued	-	-	-	-	-	-	-	1,269,584	656,736
Expiry of warrants	-	-	65,379	-	-	-	65,379	(107,693)	(65,379)
Stock-based compensation	-	-	1,785,065	-	-	-	1,785,065	-	-
Balance at December 31, 2011	60,702,947	58,265,706	11,621,019	(2,595,237)	(33,163,630)	-	34,127,858	5,683,940	5,664,412
Net loss for the period	-	-	-	-	(647,130)	(647,130)	(647,130)	-	-
Change in fair value of interest rate swap	-	-	-	416,992	-	416,992	416,992	-	-
Currency translation adjustment	-	-	-	(88,626)	-	(88,626)	(88,626)	-	-
Mark to market gain on Canadian dollar warrants	-	-	-	-	-	-	-	-	(714,233)
Comprehensive loss						(318,764)

Cash transactions
Private placement of 1,550,000 shares at C$2.00 per unit, net of issuance costs of $230,628, warrants of $452,082 and finder's warrants of $63,291 (a)	1,550,000	2,310,596	-	-	-	-	2,310,596	775,000	452,082
Finder's warrants issued	-	-	-	-	-	-	-	108,500	63,291
Subscription receivable	-	-	67,063	-	-	-	67,063	-	-
Exercise of warrants at $1.82 per share	29,694	56,672	-	-	-	-	56,672	(29,694)	(10,676)
Exercise of options at $1.09 per share	75,000	153,528	(71,794)	-	-	-	81,734	-	-
	1,654,694	2,520,796	(4,731)	328,366	(647,130)	-	2,516,065	853,806	(209,536)
Non-cash transactions
Stock-based payments	300,000	601,022	(590,087)	-	-	-	10,935	-	-
Stock-based compensation	-	-	423,464	-	-	-	423,464	-	-
Balance at March 31, 2012	62,657,641	61,387,524	11,449,665	(2,266,871)	(33,810,760)	-	36,759,558	6,537,746	5,454,876

(a)

Each unit entitles the unit-holder to one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the warrant-holder to acquire one common share at an exercise price of C$2.00 per share until January 20, 2014 (Note 14).

See accompanying notes to the condensed interim consolidated financial statements.	Page 4

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2012
(U.S. dollars)
(Unaudited)

1.	Nature of business

Western Wind Energy Corp. (the “Company”), together with its subsidiaries (collectively referred to as “Western Wind”), is in the business of developing and operating wind and solar energy projects, principally on properties either owned or leased by the Company in California, Arizona, Puerto Rico and Canada.

Western Wind Energy is a vertically integrated renewable energy development and production company that owns 165MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns development assets for both solar and wind energy in the U.S. and Canada. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California.

2.	Significant accounting policies

These condensed interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All information is stated in U.S. dollars unless otherwise noted.

These condensed interim consolidated financial statements do not contain all the information required by U.S. GAAP for annual financial statements and therefore should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2011. These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the most recently filed audited annual financial statements, except as noted below, which are the result of transactions which took effect in the quarter:

(a)	Inventory

Inventory consists of spare parts funded by the Company for a two year period under the terms of the Kingman turbine supply agreement (“TSA”), and a five year period under the terms of the Windstar TSA. At the end of the respective two and five year term, the spare parts will be replenished at the cost of the vendor.

(b)	Deferred income

Deferred income represents proceeds received from the Department of the Treasury, under the U.S. Federal Government’s cash grant program to encourage renewable energy development. The Company will recognize the deferred income balances of each eligible project into income over the life of the respective project.

Deferred income is also comprised of annual proceeds received from a wake impact agreement for the Windstar generating facility (Note 16). The Company will recognize the deferred income balance into other income on a calendar basis.

(c)	New accounting pronouncements effective in the current period

i.	Accounting for Fair Value Measurement

On May 12, 2011, FASB amended authoritative accounting guidance regarding fair value measurement and disclosure requirements. The amendment prohibits the application of block discounts for all fair value measurements, permits the fair value of certain financial instruments to be measured on the basis of the net risk exposure and allows the application of premiums or discounts to the extent consistent with the applicable unit of account. The amendment clarifies that the highest-and-best use and valuation-premise concepts are not relevant to financial instruments. Expanded disclosures are required under the amendment, including quantitative information about significant unobservable inputs used for Level 3 measurements, a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in unobservable inputs disclosed, a discussion of the Level 3 valuation processes, any transfers between Levels 1 and 2 and the classification of items whose fair value is not recorded but is disclosed in the notes. The amendment is effective prospectively during interim and annual periods beginning after December 15, 2011 (January 1, 2012 for the Company). The adoption of this amendment did not have a material effect on the Company's financial statements.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2012
(U.S. dollars)
(Unaudited)

2.	Significant accounting policies (continued)

ii.	Presentation of Comprehensive Income

On June 16, 2011, FASB issued new accounting guidance that revises the manner in which entities present comprehensive income in their financial statements. The new guidance requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The new guidance does not change the items that must be reported in other comprehensive income and does not affect the calculation or reporting of earnings per share. The amendment is applicable retrospectively effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (January 1, 2012 for the Company). However, on December 23, 2011, the FASB issued new guidance that postpones indefinitely the application of certain provisions of the guidance issued in June 2011. The requirement to present reclassification adjustments out of accumulated other comprehensive income by component will be further deliberated by the FASB. The adoption of this amendment did not have a material effect on the Company's financial statements.

3.	Restricted cash

	March 31,	December 31,
	2012	2011
	$	$

Restricted term deposits (i)	12,000,000	12,000,000
Restricted use funds from operations - Kingman (ii)	26,276	382,426
Restricted use funds from operations - Windstar (ii)	934,599	-
Operations and maintenance reserve - Kingman (iii)	257,730	257,730
Debt service reserves (iv)	10,044,143	10,044,143
Construction escrow account - Windstar (v)	10,717,881	24,226,678
Restricted credit card - term deposit (vi)	110,110	104,698
	34,090,739	47,015,675
Less: Current (ii) (v)	(11,678,756)	(21,152,225)
Restricted cash, non-current	22,411,983	25,863,450

i.

The Company secured a development bond of $2,400,000 in 2010, and a performance bond of $9,600,000 in 2011, with Southern California Edison (“SCE”) as required by the related Windstar power purchase agreement (“PPA”). The combined bonds of $12,000,000 will remain with SCE, as performance collateral, for the 20 year term of the PPA, and shall be returned to the Company upon performance completion.

ii.

On March 31, 2012, the Company had a restricted use funds balance of $26,276 and $934,599, from the Kingman and Windstar projects’ net cash flows from operations. These funds are restricted use funds reserved for working capital requirements and distributions, in accordance with the respective annual operating budget and credit agreement.

iii.	On December 31, 2011, the Company funded the operations and maintenance reserve with an amount of $257,730, for the Kingman project as required by the Kingman credit agreement.

iv.

On January 18, 2011, the Company transferred a total of $9,213,950 from the Windstar construction escrow account to the debt service reserve account for the entirety of the Windstar senior secured notes term (Note 12 (a)). On December 31, 2011, the Company funded the Kingman debt service reserve with an amount of $830,193, as required by the Kingman credit agreement.

v.

On December 9, 2010, the Company entered into a $204,459,000 Senior Secured Note Purchase Agreement with various institutional lenders (Note 12). In accordance with the agreement, the full $204,459,000 has been drawn from the lenders, and an additional $4,781,795 in cash equity was provided by the Company. As of March 31, 2012, $198,522,914 has been paid for project costs leaving a balance of $10,717,881 in a restricted escrow construction account to be used solely for costs related to the Windstar project (Note 12 (a)).

vi.	As of March 31, 2012, C$110,000 (December 31, 2011 - C$100,000) is on deposit to secure corporate credit cards.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2012
(U.S. dollars)
(Unaudited)

4.	Prepaid expenses

	March 31,	December 31,
	2012	2011
	$	$

Prepaid operations and maintenance fees (i)	5,115,932	5,280,000
Other	1,170,218	1,968,572
	6,286,150	7,248,572
Less: Current	(4,086,150)	(4,388,572)
	2,200,000	2,860,000

(i)

Pursuant to the terms of the Windstar TSA, the Company prepaid the first two years of operations and maintenance services. Effective March 12, 2012, Windstar was fully commissioned and commercially operational, and the first year of prepaid operations and maintenance services commenced depreciation.

5.	Deposits

				March 31, 2012
	Initial	Deposits	Costs	Remaining
	deposits	made	incurred	deposits
	$		$	$

RMT (i)	89,587	-	(89,587)	-
SDG&E (ii)	-	533,140	-	533,140
SCE (iii)	680,000	-	-	680,000
Other	65,817	830,839	(129,058)	767,598
	835,404	1,363,979	(218,645)	1,980,738
Less: Current				(1,338,115)
Deposits, non-current				642,623

			December 31, 2011
	Initial	Deposits	Costs	Remaining
	deposits	made	incurred	deposits
	$		$	$

RMT (i)	13,890,773	-	(13,801,186)	89,587
Gamesa	66,524,759	-	(66,524,759)	-
SCE (iii)	1,281,250	580,000	(1,181,250)	680,000
Other	615,707	155,749	(705,639)	65,817
	82,312,489	735,749	(82,212,834)	835,404
Less: Current				(89,587)
Deposits, non-current				745,817

i.

In December 2010, the Company entered into two Engineering, Procurement and Construction Agreements (“EPC’s”) with RMT, Inc. (“RMT”) for a total of $53 million. Effective March 12, 2012, Windstar was fully commissioned and commercially operational, and the remaining deposit was utilised.

ii.

In November 2011, the Company made a development security deposit of $50,000 with San Diego Gas & Electric (SDG&E), upon execution of its PPA for the Company’s Mesa generating facility. On March 26, 2012, the Company made an additional $483,140 delivery term security deposit with SDG&E, as performance assurance for the term of the PPA, up to expiration on December 31, 2013. Any unused portion of the deposits shall be returned upon early termination, or upon expiration of the term of the agreement.

iii.

The Company has an $80,000 facility study deposit, a $100,000 large generator interconnection agreement deposit, and a $500,000 interconnection study deposit with SCE, in relation to the Company’s Mesa repower and expansion initiatives. The interconnection study has been completed, at a much lower cost than anticipated and the Company is expecting the unused deposit to be refunded in the second quarter of 2012.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2012
(U.S. dollars)
(Unaudited)

6.	Deferred charges

	March 31,	December 31,
	2012	2011
	$	$

Windstar senior secured notes	-	347,147
Windstar bridge financing	-	346,116
Corporate bridge financing	136,822	191,323
	136,822	884,586

Windstar senior secured notes

The Company originally deferred $6,645,380 in finance fees directly related to the Windstar senior secured notes (Note 12(a)). As at March 31, 2012, the full amount had been amortized and capitalized to power project development and under construction costs, and was subsequently transferred to property and equipment (Note 8).

Windstar bridge financing

The Company originally deferred $6,625,650 in finance fees directly related to the Windstar bridge financing (Note 12(b)). As at March 31, 2012, the full amount had been amortized and capitalized to power project development and under construction costs, and was subsequently transferred to property and equipment (Note 8).

Corporate bridge financing

The Company’s deferred charges of $220,000 in relation to its November 14, 2011, $2,000,000 corporate promissory note (Note 12(c)). As at March 31, 2012, $83,178 (December 31, 2011 - $28,677) of the finance fees had been amortized.

7.	Power project development and construction costs

		Windstar	Mesa Wind	Yabucoa
		120 MW	50 MW	30 MW	Total
		$	$	$	$

December 31, 2011		258,906,794	554,816	15,640,417	275,102,027
Additions		10,096,243	-	2,347,566	12,443,809
Transfers to intangible assets		(659,152)	-	-	(659,152)
Transfers to inventory		(1,237,691)	-	-	(1,237,691)
Transfers to property and equipment		(267,106,194)	-	-	(267,106,194)
March 31, 2012		-	554,816	17,987,983	18,542,799

	Kingman	Windstar	Mesa Wind	Yabucoa
	10.5 MW	120 MW	50 MW	30 MW	Total
	$	$	$	$	$

December 31, 2010	1,021,076	10,339,885	470,310	434,258	12,265,529
Additions	29,973,266	248,566,909	84,506	15,206,159	293,830,840
Transfers to property and equipment	(30,994,342)	-	-	-	(30,994,342)
December 31, 2011	-	258,906,794	554,816	15,640,417	275,102,027

Effective March 12, 2012, the Windstar 120MW wind energy project became commercially operational. All power project and development and under construction costs were transferred to inventory, property and equipment (Note 8) and commenced amortization.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2012
(U.S. dollars)
(Unaudited)

8.	Property and equipment

			March 31, 2012
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	9,650,656	-	9,650,656
Wind turbines and towers	256,088,925	(7,887,482)	248,201,443
Other generating facilities	51,808,614	(1,757,385)	50,051,229
Solar panels and facilities	2,587,257	(66,938)	2,520,319
Meteorological towers	1,091,394	(299,109)	792,285
Furniture and equipment	2,122,572	(199,810)	1,922,762
Automotive (Note 12(g) and (h))	456,967	(337,076)	119,891
	323,806,385	(10,547,800)	313,258,585

			December 31, 2011
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	9,650,656	-	9,650,656
Wind turbines and towers	30,883,331	(6,917,637)	23,965,694
Other generating facilities	12,273,323	(1,517,871)	10,755,451
Solar panels and facilities	2,587,257	(34,606)	2,552,651
Meteorological towers	583,493	(285,791)	297,703
Furniture and equipment	252,247	(182,351)	69,896
Automotive (Note 12(g) and (h))	456,182	(319,877)	136,305
	56,686,489	(9,258,133)	47,428,356

Total amortization for the three months ended March 31, 2012 was $1,289,667 (March 31, 2011 - $232,745).

9.	Goodwill and intangible assets

			December 31, 2011
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Power purchase agreements	147,561	(55,754)	91,807
Interconnection agreement	690,520	(5,478)	685,042
Operations and maintenance agreement	46,584	(125)	46,459
Land right-of-way	368,826	(185,293)	183,533
Intangible assets	1,253,491	(246,650)	1,006,841
Goodwill	3,694,998	-	3,694,998
	4,948,489	(246,650)	4,701,839

			December 31, 2011
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Power purchase agreements	69,907	(58,432)	11,475
Interconnection agreement	155,606	(2,096)	153,510
Land right-of-way	368,826	(183,494)	185,332
Intangible assets	594,339	(244,022)	350,317
Goodwill	3,694,998	-	3,694,998
	4,289,337	(244,022)	4,045,315

Total amortization for the year ended March 31, 2012 was $2,628 (March 31, 2011 - $2,657).

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2012
(U.S. dollars)
(Unaudited)

10.	Accrued liabilities

	March 31,	December 31,
	2012	2011
	$	$

Construction in progress	428,100	4,320,775
Non-equity incentive plan compensation	1,724,315	1,756,155
Other	847,675	829,970
	3,000,090	6,906,900

11.	Accrued interest liabilities

	March 31,	December 31,
	2012	2011
	$	$

Corporate bridge financing	1,566,049	1,390,672
Yabucoa - REC promissory note	91,776	2,961
Kingman credit agreement	-	15,302
	1,657,825	1,408,935

12.	Loans payable

	March 31,	December 31,
	2012	2011
	$	$

Windstar senior secured notes (a)	204,459,000	204,459,000
Windstar bridge financing (b)	54,715,858	51,013,346
Corporate bridge financing (c)	19,759,288	18,867,922
Kingman credit agreement (d)	15,447,222	16,000,000
Deferred financing (e)	15,488,574	15,488,574
REC promissory note (f)	12,006,600	12,006,600
Crane financing contract (g)	49,324	62,242
Vehicle financing (h)	49,518	51,441
	321,975,384	317,949,125
Less: Current	109,313,535	103,160,985
Loans payable, non-current	212,661,849	214,788,140

(a)	Windstar senior secured notes

The Company entered into a $204,459,000 Senior Secured Note Purchase Agreement with various institutional lenders to finance the Windstar project. On term conversion date, or the date at which certain conditions have been met, including substantial project construction completion, all Series A, B and C notes are exchanged for Series D notes. Interest on the Series D notes will be paid every three months at an annual rate of 7.19%. The maturity date of these Series D notes is 20 years from the conversion date. Repayment of the notes begins on term conversion date. (See Note 22)

The funds from the notes are solely for project costs related to the Windstar project and are held in a restricted construction escrow account (Note 3). On a monthly basis, the Company applies for the funds to be released from the escrow account to pay for specified construction costs.

The notes are secured by a first lien on all the project assets including restricted cash amounts.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2012
(U.S. dollars)
(Unaudited)

12.	Loans payable (continued)

(b)	Windstar bridge financing

The Company signed a financing agreement with Rabobank to finance the Windstar project for up to $55,000,000 in the form of a letter of credit (“LC”). Interest on amounts drawn from the LC is based on LIBOR plus the applicable margin. An LC fee is also charged on the undrawn portion of the LC. Interest and the LC fee are due monthly. The loan matures on the date upon which Windstar receives the U.S. Department of Energy cash grant described below but no later than July 31, 2012. As at March 31, 2012, Rabobank had funded $54,715,848 of the LC (December 31, 2011 - $51,013,346). Pursuant to this agreement the Company will pay a construction loan commitment fee of 0.625% per annum on the daily average unutilized construction loan commitment. The fee is due quarterly.

The proceeds of the letter of credit are to be used to pay specified costs for the Windstar project.

The Company has the option of making prepayments at any time. Mandatory prepayments are made when Windstar receives any amounts related to the cash grant; and any distributions to which Windstar Energy and borrowers are entitled under the Note Purchase Agreement (Note 12(a)) and Intercreditor Agreement between the Company, Rabobank and the Windstar senior secured notes lenders. No amounts repaid can be re-borrowed.

The loan is secured by a first lien on the cash grant proceeds and Windstar Holding’s equity interest in Windstar Energy and a second lien on all the assets of Windstar Energy. The cash grant is a U.S. Federal Government program to encourage renewable energy development through a 30% cash grant paid by the U.S. Department of Energy and is part of the American Recovery and Reinvestment Act of 2009.

(c)	Corporate bridge financing

During the period ended March 31, 2012, the Company renewed two of its corporate loan agreements, originally entered into on January 15, 2010. The loans including outstanding interest were renewed on January 15, 2011 and renewed again on January 15, 2012. The $2,930,550 loan bears interest at 20% per annum, and the $778,287 loan bears interest at 25% per annum. Both loans mature on January 15, 2013.

The Company originally entered into two corporate loan agreements in December 2010, both of the loans including outstanding bonuses and interest were renewed in December 2011 and mature in December 2012. The $6,634,233 loan bears interest at 20% per annum, and the $5,070,840 loan bears interest at 25% per annum.

On November 14, 2011, the Company signed a corporate promissory note agreement with an institutional investor for $2,000,000. The note carries a $220,000 upfront fee payable at maturity. The principal amount of the note and the upfront fee bear interest at 12% per annum, compounded monthly. The promissory note matures on November 13, 2012.

The Company originally entered into a corporate loan agreement on June 30, 2010, the loan including outstanding interest was renewed on June 30, 2011 and matures on June 30, 2012. The $2,209,426 loan bears interest at 12% per annum, and includes a bonus of $243,037 payable at maturity.

All corporate loan agreements allow for early repayment by the Company, without premium or penalty.

(d)	Kingman credit agreement

On December 20, 2010, the Company signed a credit agreement with Keybank National Association (“Keybank”). Under the agreement, Keybank provided the Company with a Construction Loan facility of up to $16,000,000. The proceeds from the loan are to be used solely to pay construction costs related to the Kingman project. Interest is paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%.

On December 23, 2011, the Construction Loan Facility was converted to a $16,000,000 Term Loan. As of the date of conversion, the applicable margin with respect of the Base Rate and Eurodollar Loans will increase by 0.25% on each three-year anniversary of the conversion date until final maturity date. The maturity date of the Term loan is 7 years from the conversion date and the loan will be amortized over 18 years.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2012
(U.S. dollars)
(Unaudited)

12.	Loans payable (continued)

(d)	Kingman credit agreement (continued)

The funds from operations are held in restricted escrow accounts. On a monthly basis, the Company applies for funds to be released from the escrow accounts to pay for specified operations costs and debt service payments. In order to make distributions from these restricted escrow accounts, the Company must, among other requirements, maintain a debt service coverage ratio of at least 1.20:1.00. Distribution dates are semi-annual on June 30 and December 31.

The loans are secured by a first lien on all of the assets of the Company.

In connection with the Term loan, the Company entered into two consecutive interest rate swap contracts with Keybank that fix the average interest rate for the term loan to 6.78% per annum, commencing on term conversion, and at 6.73% per annum on the latter half, ending July 29, 2029 (Note 13).

(e)	Deferred financing

The Company has entered into $15,488,574 of deferred financing with one of its project vendors. The Company has until the earlier of the receipt of the U.S. Department of Energy cash grant or 90 days after the initial operations date to repay the deferred financing balance, at which time the full balance will begin to accrue interest at 10% per annum, until repaid.

(f)	REC promissory note

On December 29, 2011, the Company signed a promissory note with REC U.S. Holdings, Inc. for $12,006,600. The note bears interest of three percent per annum up to March 31, 2012, and six percent per annum thereafter. The note and accrued interest are due on May 31, 2012. The Company is currently negotiating an extension of the due date until receipt of construction and term financing from third party lenders.

On December 29, 2011, the Company entered into a module supply agreement with REC Solar U.S., LLC for the purchase of solar modules totaling 42MW for use in construction of the Company’s Yabucoa, Puerto Rico solar project. The full amount of the promissory note was used to purchase an initial 12MW of solar modules.

(g)	Crane financing contract

The Wells Fargo Equipment Finance contract balance of $49,324 as at March 31, 2012 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

(h)	Vehicle financing

The Company financed the purchase of a vehicle, the contract balance was $49,518 as at March 31, 2012 and is secured by the vehicle and is repayable in 48 blended monthly payments of $1,297 commencing on October 15, 2011, with interest at a rate of 5.49% per annum.

(i)	Loan payable

Principal payments due in the next five years are as follows:
$

2012	103,477,083
2013	10,152,674
2014	8,332,163
2015	7,969,096
2016	8,481,764
Thereafter	183,562,604
321,975,384

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2012
(U.S. dollars)
(Unaudited)

13.	Interest rate swap contracts

While the fair value of the interest rate swap contracts continue to be recognized on the balance sheet at each period end, the changes in the fair value of the effective portion of the interest rate swap contracts are recorded from December 21, 2010, and December 16, 2011, onwards in accumulated other comprehensive income until such time as the gain or loss is realized, at which time the gain or loss is reclassified to net loss. The change in the fair value of the ineffective portion of the interest rate swap contracts is recorded in the statements of operations. See also Note 20(d).

14.	Warrants

Share purchase warrants outstanding as at March 31, 2012:

Number of		Amount	Exercise
warrants (i)		($)	price	Expiry date
			C$
782,250		435,727	1.50	July 6, 2012
84,052		65,926	1.15	July 19, 2012
382,241		294,887	1.25	November 30, 2012
28,507		37,676	1.00	November 30, 2012
3,000,000		2,815,157	1.00	December 15, 2012
372,259		289,661	1.25	December 17, 2012
4,937		6,565	1.00	December 17, 2012
1,000,000		952,959	1.00	January 31, 2013
775,000	(ii)	487,998	2.00	January 20, 2014
108,500	(ii)	68,320	2.00	January 20, 2014
6,537,746		5,454,876

(i)	Each share purchase Warrant entitles the holder to acquire one common share of the Company upon the payment of the exercise price as indicated.

Warrants granted are exercisable at the holder’s option once any required holding periods expire. There are no conditions whereby the Company would have to settle the warrants in cash.

(ii)

On January 20, 2012, the Company granted 775,000 warrants, exercisable into common shares at any time before January 20, 2014, with an exercise price of C$2.00 per share. The warrants are subject to a hold period which expires on May 21, 2012.

In connection with the Company’s January 20, 2012, non-brokered private placement (Note 15(c)), the Company issued 108,500 share purchase warrants (the "Finder's Warrants"). Each Finder's Warrant entitles the holder to purchase one common share of the Company (the "Finder's Warrant Share") at a price of C$2.00 per share until January 20, 2014. The Finder's Warrants are also subject to a hold period which expires on May 21, 2011.

For the three months ended March 31, 2012, 29,694 warrants were exercised at a price of C$1.82.

The fair value of the Company’s warrants for the three months ended March 31, 2012 and the year ended December 31, 2011 was estimated using the Black-Scholes pricing model using the following weighted average assumptions:

	March 31,	December 31,
	2012	2011

Expected life (in years)	2	2
Risk-free interest rate	1.20%	0.95%
Expected stock volatility	61%	62%
Dividend yield	0%	0%

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2012
(U.S. dollars)
(Unaudited)

15.	Share capital

(a)	As at March 31, 2012 and December 31, 2011, the Company had 62,657,641 and 60,702,947 common shares issued and outstanding, respectively.

(b)

750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The conditions for release of these shares are complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. During 2011, 149,998 shares were released, leaving a balance of 299,996 shares held in escrow. The escrow shares are released over a six year basis and will be fully released in December 2013. The release of the escrow shares is subject to the approval of the TSX Venture Exchange.

(c)

On January 20, 2012, the Company closed a non-brokered private placement of 1,550,000 Units at a price of C$2.00 per Unit for gross proceeds of C$3,100,000. Each Unit is comprised of one common share of the Company and one half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional share of the Company at a price of C$2.00 per share until January 20, 2014. The securities are subject to a hold period which expires on May 21, 2012.

(d)

The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 11,871,107 common shares representing 20% of the issued and outstanding shares as at the June 29, 2011 annual general meeting.

Each option entitles the holder to acquire one common share at its exercise price. Options vest over 18 months, from the date of grant, and expire five years from the date of grant.

A summary of stock option information as at March 31, 2012 is as follows:

					Weighted
					average
				Number of	exercise
				Shares	price
					C$

Options outstanding at December 31, 2010				7,400,000	1.26
Granted				310,000	1.70
Exercised				(1,868,123)	1.23
Forfeited				(184,849)	1.32
Expired				(100,000)	1.23
Options outstanding at December 31, 2011				5,557,028	1.29
Granted				-	-
Exercised				(75,000)	1.09
Forfeited				(175,000)	1.35
Expired				-	-
Options outstanding at March 31, 2012				5,307,028	1.29

		Stock options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining	Number of	Weighted
	Number of	average	contractual	exercisable	average
Range of	stock options	exercise	life	options	exercise
exercise prices	outstanding	price	(years)	outstanding	price
C$		C$			C$

1.09 - 1.11	2,288,051	1.09	3.84	1,734,288	1.09
1.34 - 1.50	1,893,977	1.35	1.87	1,828,977	1.35
1.53 - 2.01	1,125,000	1.59	1.50	1,068,750	1.55
	5,307,028	1.29	2.64	4,632,015	1.30

As the Company incurred losses for the three months ended March 31, 2012 and 2011, the share purchase warrants as disclosed in Note 14 and the stock options as disclosed in this note were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2012
(U.S. dollars)
(Unaudited)

16.	Deferred income

	March 31,	December 31,
	2012	2011
	$	$

Kingman cash grant (i)	9,082,331	9,198,886
Windstar wake impact agreement (ii)	527,603	-
	9,609,934	9,198,886
Less: Current	(993,822)	(466,219)
Deferred income, non-current	8,616,112	8,732,667

i.	On December 24, 2011, proceeds of $9,324,382 for the Kingman Generating Facility cash grant application were received from the U.S. Department of the Treasury.

ii.

On November 12, 2009, the Company executed a wake impact agreement with a neighbouring wind farm in Tehachipi, California. The terms of the agreement call for an annual payment of $703,470, to be paid in February, for the next twenty-five years, subject to continued operations. The third party to the agreement has posted security in the form of a letter of credit to ensure payment.

17.	Related party transactions

(a)	The following expenses were accrued/paid to directors, officers, significant shareholders and the spouse of a director of the Company:

	March 31,	March 31,
	2012	2011
	$	$

Directors' fees	37,466	22,819
Management fees	331,332	288,302
Bonuses	-	50,708
Secretarial	8,992	9,127
	377,790	370,956

(b)	As at March 31, 2012, the Company had an accounts receivable of $51,936 (March 31, 2011 - $13,240) from the Chief Executive Officer of the Company.

(c)	As at March 31, 2012, the Company advanced directors fees of $7,508 (March 31, 2011 - $Nil).

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

18.	Commitments

	Total	2012	2013	2014	2015	2016	Thereafter (1)
	$	$	$	$	$	$	$

Right of way agreement	842,793	112,762	144,852	145,412	145,989	146,583	147,195
Office leases	793,454	126,451	160,101	154,467	161,987	163,241	27,207
Management contract	1,415,260	170,693	234,420	241,452	248,696	256,157	263,842
Operations and maintenance agreement	11,360,800	232,550	334,650	2,533,400	2,753,400	2,753,400	2,753,400
Interconnection agreement	4,500,000	2,000,000	-	-	-	-	2,500,000
Dark fiber lease	46,984	7,355	7,539	7,728	7,921	8,119	8,322
Decommission funding	742,595	-	148,519	148,519	148,519	148,519	148,519
Land lease	803,436	121,406	171,406	146,406	121,406	121,406	121,406
Vehicle leases	172,803	48,343	64,458	57,568	2,434	-	-
	20,678,125	2,819,560	1,265,945	3,434,952	3,590,352	3,597,425	5,969,891
(1)Assumes annualized payment.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2012
(U.S. dollars)
(Unaudited)

19.	Economic dependence and segmented reporting

The Company’s revenue-producing operations consist of generating wind and solar energy in the States of California and Arizona. The Company’s revenues are derived from a single customer in California and a single customer in Arizona. The revenues are based on power purchase agreements signed between the parties. The customers have credit ratings of A-2 by Standard & Poor’s (“S&P”) and Ba1 by Moody’s, respectively.

The Company is primarily involved in the acquisition and development of wind farms in the U.S. and has determined that its reportable segment is based on the fact that the Company’s projects have the same economic characteristics and represents the manner in which the Company’s chief decision maker views and evaluates the Company’s business. The Company has one reportable segment.

20.	Financial instruments

(a)	Categories of financial assets and liabilities

All financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Changes in unrealized gains and losses on held-for-trading financial instruments are recognized in the statements of operations. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to the statements of operations when the asset is disposed of or impaired. The other categories of financial instruments are measured at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are recorded to the balance sheet as deferred charges.

The Company has made the following classifications:

  Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

  Accounts receivable, refundable tax credits, prepaid expenses, and deposits are classified as loans and receivables and are initially measured at fair value and subsequent annual revaluations are recorded at amortized cost using the effective interest method; and

  Accounts payable, accrued liabilities, accrued interest liabilities and loans payable (including current portion) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest method.

  Warrants are classified as held for trading and are measured at the fair value at each reporting date using the Black-Scholes pricing model.

  Interest rate swap derivatives are currently classified as held for trading and are remeasured at the fair value at each reporting date using valuations obtained from the counterparty, which have been assessed by management as reasonable.

The carrying values of accounts receivable, refundable tax credits, prepaid expenses, deposits, accounts payable, accrued liabilities and accrued interest approximate their fair value at March 31, 2012 and December 31, 2011 due to their short-term nature and management’s expectations that interest rates, if any, approximate current market conditions. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer in California having a credit rating of A-2 by S&P, and a large utility customer in Arizona having a credit rating of Ba1 by Moody’s. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities (Note 12) are exposed to interest rate risk. The Company mitigates this risk by fixing certain interest rates upon the inception of the debt. The effective and fair value interest rates for loans payable, other than the senior secured notes, are estimated to be the same and for the senior secured notes are substantially the same as at March 31, 2012. Therefore, the carrying value of the loans payable reflects the amortized value.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2012
(U.S. dollars)
(Unaudited)

20.	Financial instruments (continued)

(b)	Derivative instruments and hedging activities

The Company uses interest rate swap contracts to manage its exposure to fluctuations in interest rates over the seven year period of the floating rate portion of the long-term debt related to the Kingman project. These contracts are carried at fair value which was determined based on valuations obtained from the counterparty, which have been assessed by management as reasonable.

(c)	Credit risk, liquidity risk and interest rate risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with large utility customers, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, restricted cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 12 and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 12, and remaining financial liabilities, consisting of accounts payable, accrued liabilities and accrued interest liabilities are expected to be realized within one year. In accordance with the Kingman credit agreement, in order to be eligible to make distributions, the Company must maintain a debt service coverage ratio of at least 1.20 to 1.00 on each calculation date (Note 21). The Company’s first calculation date being June 30, 2012, and semi-annually thereafter. As of March 31, 2012, the Company has not made any distributions. This risk management strategy is unchanged from the prior year.

The Company is exposed to interest rate risk through its variable rate Kingman term loan (Note 12). This risk is partially mitigated through two interest rate swap contracts (Note 13). As Windstar is currently under construction, all interest related to the variable rate debt is being capitalized as finance costs and has no effect on net earnings or equity until construction completion. Based on balances as at March 31, 2012, a 10 basis point change in interest rates would have changed power project development and construction costs and accrued interest by $259,000.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

(d)	Fair value hierarchy

As of March 31, 2012, the undernoted were reported at fair value.

	Level 1	Level 2	Level 3	Total
	$	$	$	$

Cash	272,725	-	-	272,725
Restricted cash	34,090,739	-	-	34,090,739
Interest rate swap contract	-	(1,617,942)	-	(1,617,942)
Warrants	-	(5,454,876)	-	(5,454,876)
	34,363,464	(7,072,818)	-	27,290,646

The Company uses two interest rate swap contracts to manage its exposure to fluctuations in interest rates over the 18 year period of the floating rate portion of the long-term debt related to the Kingman project. This contract is carried at fair value which was determined based on valuations obtained from the counterparty, which have been assessed by management as reasonable.

The fair value of the Company’s warrants for the three months ended March 31, 2012 and the year ended December 31, 2011 were estimated using the Black-Scholes pricing model (Note 14).

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2012
(U.S. dollars)
(Unaudited)

21.	Capital disclosures

The Company’s stated objective when managing capital (comprised of the Company’s debt and shareholders’ equity) is to utilize an appropriate amount of leverage to ensure that the Company is able to carry out its strategic plans and objectives.

To carry out the Company’s strategic plans and objectives, the Company incorporates subsidiaries that hold long term debt and maintain minimum debt service coverage ratios in accordance with the project financing. The debt service coverage ratio determines the maximum debt sizing for the Windstar and Kingman projects and is effective once the projects have reached the conversion date in accordance with their applicable credit agreement.

On December 23, 2011 the Kingman construction loan facility was converted to a $16 million term loan. In accordance with the Kingman credit agreement, in order to be eligible to make distributions, the Company must maintain a debt service coverage ratio of at least 1.20 to 1.00 on each calculation date. The Company’s first calculation date being June 30, 2012, and semi-annually thereafter. As at March 31, 2012, the Company has not made any distributions.

As of March 31, 2012, the Windstar project is currently under construction and has not reached the conversion date under the senior note purchase agreement. Once the Windstar project has achieved term conversion (Note 22), the Company must maintain a debt service coverage ratio of more than 1.00 to 1.00 on each repayment date, in accordance with the senior note purchase agreement.

22.	Subsequent events

Term conversion of the Windstar Senior Secured Notes (Note 12(a)) occurred on April 30, 2012. In accordance with the Note Purchase Agreement, all Series A, B and C notes were exchanged for Series D notes, with interest payable quarterly at a rate of 7.19% per annum. Repayments of interest and principal will begin on July 31, 2012.